FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
(+86-21) 5292-0720
investor.relations@51job.com

51job, Inc. Reports Closing of the Private Sale of Its Common Shares
by Existing Shareholders

SHANGHAI, China, April 18, 2006 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today that it has been informed that the purchase by Recruit Co., Ltd., a privately held human resource services company in Japan, from certain of its existing shareholders of a total of 8,452,918 common shares has been consummated pursuant to the terms and conditions of a share purchase agreement they entered into. Recruit has purchased in a private transaction a total of 8,452,918 common shares, or approximately 15% of 51job’s issued and outstanding common shares as of December 31, 2005, from these shareholders at a price of US$13.00 per common share (equivalent to US$26.00 per ADS). In addition, the agreement provides for an option that would allow Recruit to purchase up to an additional 25% of common shares from these shareholders over a three-year period at purchase prices per common share to be calculated based on a pre-agreed formula, resulting in Recruit holding an aggregate 40% of 51job’s issued and outstanding common shares as of December 31, 2005.

The Company has been informed that the parties involved in this private transaction will make their requisite filings with the Securities and Exchange Commission soon. These filings will be available to the public through the SEC’s Edgar system.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, proprietary software applications, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 24 cities with local editions of 51job Weekly and Hong Kong.